SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

(Amendment No. 8)

Under the Securities Exchange Act of 1934

Yahoo! Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

984332106
(CUSIP Number)

Third Point LLC
390 Park Avenue, 18th Floor
New York, NY 10022
(212) 224-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8267

May 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984332106		Page 2 of 8 Pages
1		NAME OF REPORTING PERSON Third Point LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,500,400 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,500,400 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,500,400 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.81%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 984332106		Page 3 of 8 Pages
1		NAME OF REPORTING PERSON Daniel S. Loeb
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,500,400 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,500,400 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,500,400 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.81%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 984332106		Page 4 of 8 Pages
1		NAME OF REPORTING PERSON Harry J. Wilson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 984332106		Page 5 of 8 Pages
1		NAME OF REPORTING PERSON Michael J. Wolf
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.                  Security and the Issuer

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) relates to the shares of Common Stock of Yahoo! Inc. (the “Issuer”) and amends the Schedule 13D filed on September 8, 2011 (the “Original Schedule 13D”), as amended by each of Amendment No. 1 thereto filed on September 14, 2011, Amendment No. 2 thereto filed on November 4, 2011, Amendment No. 3 thereto filed on December 13, 2011, Amendment No. 4 thereto filed on February 14, 2012, Amendment No. 5 thereto filed on February 27, 2012, Amendment No. 6 thereto filed on March 12, 2012 and Amendment No. 7 thereto filed on March 23, 2012 (the Original Schedule 13D, and as amended by such Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7 and this Amendment No. 8, the “Schedule 13D”).  Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 701 First Avenue, Sunnyvale, California 94089.

This Amendment No. 8 is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Third Point Reporting Persons”), Harry J. Wilson (“Mr. Wilson”) and Michael J. Wolf (“Mr. Wolf” and, together with the Third Point Reporting Persons and Mr. Wilson, the “Reporting Persons”).

This Amendment No. 8 is being filed to amend Item 4, Item 6 and Item 7 of the Schedule 13D as follows:

Item 4.                  Purpose of Transaction.

Item 4 of the Schedule 13D is amended to reflect the following:

On Friday, May 11, 2012, representatives of the Issuer contacted the Management Company to discuss a possible settlement of the proxy solicitation (the “Solicitation”) by the Reporting Persons, certain investment funds managed by the Management Company and Jeffrey A. Zucker (collectively, the “Third Point Parties”) in connection with the Issuer’s 2012 Annual Meeting of Shareholders (the “2012 Annual Meeting”).  Among other things, the Management Company was informed that Mr. Scott Thompson would be resigning as Chief Executive Officer of the Issuer, as a member of the Issuer’s Board of Directors (the “Board”), and from all other positions he held with the Issuer and its affiliates.

On Sunday, May 13, 2012, the Third Point Parties entered into an agreement (the “Settlement Agreement”) with the Issuer pursuant to which the Third Point Parties agreed to terminate the Solicitation effective immediately.  Under the Settlement Agreement, the Board agreed to the appointment to the Board of Messrs. Loeb, Wilson and Wolf (the “Third Point Designees”) no later than May 16, 2012 and agreed to reduce the size of the Board from fourteen to eleven directors.  The Settlement Agreement also provides that the Board and Mr. Loeb will engage in mutual consultations toward identifying a mutually agreeable additional director who would bring additional technological and product expertise to the Board.

                Under the Settlement Agreement, subject to their fulfillment of any independence or other requirements of applicable law and the rules and regulations of the NASDAQ Global Select Market for service on such committee, Mr. Loeb will have the opportunity to join the Board’s Strategic Planning Committee, Mr. Wilson will have the opportunity to join the Board’s Nominating and Corporate Governance Committee, and Mr. Wolf will have the opportunity to join the Board’s Compensation and Leadership Development Committee and its CEO Search Committee (or their respective designated replacements, as applicable) for so long as they (or their designated replacement) serve on the Board.

The Settlement Agreement provides that the Board will recommend the Third Point Designees, who will stand for re-election at the 2012 Annual Meeting together with current Board members Alfred Amoroso, John Hayes, Sue James, David Kenny, Peter Liguori, Thomas McInerney, Brad Smith and Maynard Webb.

Pursuant to the Settlement Agreement, the Third Point Parties have agreed (the “Standstill Provisions”) that, until the later to occur of (x) the conclusion of the Issuer’s 2013 Annual Meeting of Shareholders and (y) such time as none of the Third Point Designees (or their designated replacements) are members of the Board (such date, the “Standstill Termination Date”), they will not, subject to certain exceptions: (i) engage in any solicitation of proxies, make any shareholder proposal or take any action with respect to any other type of referendum with respect to any matter related to the Issuer, (ii) form or join in any group with respect to the Issuer’s Common Stock, other than among the Third Point Parties and any other affiliates of the Management Company, (iii) without prior approval of the Board, take any action with respect to any business combination, restructuring, recapitalization or similar transaction involving the Issuer, (iv) make (or cause to be made) any disparaging statement or announcement with respect to the Issuer, its officers or members of the Board or any former officers or members of the Board, or (v) acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of additional shares of Voting Securities (as defined in the Settlement Agreement) such that they beneficially own more than 10% of the Issuer’s outstanding shares of Common Stock.  The Standstill Termination Date will also occur in the event the Board declines to nominate each of the Third Point Designees (or their designated replacements) at the 2013 or any subsequent annual meeting of the Issuer’s shareholders, and, in any such event, (i) if the advance notice deadline for nomination of directors contained in the Issuer’s bylaws has passed or if there remains less than 10 days prior to such deadline from the time the Third Point Designees (or their designated replacements) are notified they have not been so nominated, the Board shall take all appropriate action to provide the Third Point Parties with a 10-day period in which to comply with such advance notification provisions of the bylaws and (ii) Board shall take all appropriate action to cause the Issuer to not hold the applicable annual meeting prior to 90 days following the time the Third Point Designees (or their designated replacements) are notified they have not been so nominated.

Until the Standstill Termination Date, the Third Point Parties have agreed to cause the shares of Common Stock beneficially owned by them as of the record date for any meeting of the Issuer’s shareholders (a “Shareholder Meeting”) to be present for quorum purposes and to be voted at each such Shareholder Meeting and any adjournments and postponements thereof (i) for all of the directors nominated by the Board for election at such Shareholder Meeting, (ii) in accordance with the recommendation of the Board on any proposals of any other shareholder of the Issuer that is also proposing one or more nominees for election to the Board in opposition to one or more nominees of the Board at such Shareholder Meeting, (iii) in accordance with the recommendation of the Board on all other proposals of the Board set forth in the Issuer’s preliminary proxy statement filed in connection with the 2012 Annual Meeting, and (iv) as the Third Point Parties determine is appropriate in their own discretion on all other proposals of the Board and any proposals by any other shareholder of the Issuer at any Shareholder Meeting subsequent to the 2012 Annual Meeting.

If a Third Point Designee resigns from the Board (other than pursuant to a resignation following the Resignation Date, as defined below) or is rendered unable to serve on the Board as the result of death or disability, the Management Company will be entitled, subject to the Issuer’s  consent (which cannot be unreasonably withheld or delayed), to designate a reasonably qualified replacement for such Third Point Designee.  Pursuant to the Settlement Agreement, the Third Point Parties will no longer be entitled to representation on the Board, and the Third Point Designees (and any designated replacements thereof) will resign, immediately following the time when the Third Point Parties cease to collectively beneficially own at least 2% of the outstanding Common Stock (the “Resignation Date”).

The Issuer has agreed to reimburse the Third Point Parties for all documented out-of-pocket costs, fees and expenses incurred and paid by them prior to the execution of the Settlement Agreement, up to an aggregate of $4 million, in connection with the Solicitation and their efforts and actions to replace certain members of the Board and consider means by which the Issuer could improve its performance and increase shareholder value.

A copy of the Settlement Agreement entered into by and among the Issuer and the Reporting Persons is filed herewith as Exhibit 99.9 and incorporated herein by reference.  The description of the Settlement Agreement contained in this Amendment No. 8 is qualified in its entirety by reference to Exhibit 99.9 hereto.

Also on May 13, 2012, pursuant to the terms of the Settlement Agreement, the Issuer and the Management Company issued a joint press release (the “Joint Press Release”) announcing the appointment of Mr. Levinsohn as Chief Executive Officer, the appointment of Mr. Amoroso as Chairman of the Board, and the settlement of the Solicitation.  A copy of the Joint Press Release is filed herewith as Exhibit 99.10 and incorporated herein by reference.  The description of the Joint Press Release contained in this Amendment No. 8 is qualified in its entirety by reference to Exhibit 99.10 hereto.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding thereto the information contained in Item 4 of this Amendment No. 8.

Item 7.                  Material to be filed as Exhibits.

1.
Exhibit 99.9 – Agreement, dated as of May 13, 2012, by and among Yahoo! Inc., Third Point LLC, Mr. Daniel S. Loeb, Mr. Harry J. Wilson, Mr. Michael J. Wolf, Mr. Jeffrey A. Zucker, Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Partners L.P., Third Point Partners Qualified L.P., and Third Point Reinsurance Company Ltd.

2.	Exhibit 99.10 – Press Release dated May 13, 2012

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2012	THIRD POINT LLC

	By:	/s/ William Song
Name: William Song Title: Attorney-in-Fact

Dated: May 15, 2012	DANIEL S. LOEB

/s/ William Song
Name: William Song Title: Attorney-in-Fact

Dated: May 15, 2012	HARRY J. WILSON

/s/ William Song
Name: William Song Title: Attorney-in-Fact

Dated: May 15, 2012	MICHAEL J. WOLF

/s/ William Song
Name: William Song Title: Attorney-in-Fact